Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Six months ended	Years Ended December 31
	June 30, 2014	2013	2012	2011	2010	2009
Fixed charges, as defined:
Interest charges	$35,625	$75,409	$73,633	$69,591	$72,010	$61,361
Amortization of debt expense and premium - net	1,889	3,813	3,803	4,617	4,414	5,673
Interest portion of rentals	1,306	2,762	2,717	2,154	2,027	1,874

Total fixed charges	$38,820	$81,984	$80,153	$76,362	$78,451	$68,908

Earnings, as defined:
Pre-tax income from continuing operations	$122,709	$175,524	$120,061	$160,171	$146,105	$134,971
Add (deduct):
Capitalized interest	(1,495)	(3,676)	(2,401)	(2,942)	(298)	(545)
Total fixed charges above	38,820	81,984	80,153	76,362	78,451	68,908

Total earnings	$160,034	$253,832	$197,813	$233,591	$224,258	$203,334

Ratio of earnings to fixed charges	4.12	3.10	2.47	3.06	2.86	2.95